Exhibit 99.7

Profit and Loss Account summary for the Quarter ended

(non-consolidated as per Indian GAAP)

	in Rs. crore, except per share data

					Growth % in
	December 31,			Quarter ended	Q3 FY 2004
			Growth	September 30,	over Q2 FY
Particulars	2003	2002	(%)	2003	2004

INCOME
Software services and products
Overseas	1227.30	945.18	29.85	1,115.98	9.98
Domestic	7.96	13.46	(40.86)	18.77	(57.59)
TOTAL INCOME	1235.26	958.64	28.86	1,134.75	8.86
Software Development Expenses	645.48	481.62	34.02	587.16	9.93
GROSS PROFIT	589.78	477.02	23.64	547.59	7.70
Selling and marketing expenses	92.35	73.60	25.48	80.44	14.81
General and administration expenses	87.25	69.93	24.77	88.72	(1.66)
	179.60	143.53	25.13	169.16	6.17
OPERATING PROFIT (EBIDTA)	410.18	333.49	23.00	378.43	8.39
Interest	—	—	—	—	—
Depreciation and amortization	62.23	49.48	25.77	62.33	(0.16)
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	347.95	284.01	22.51	316.10	10.08
Other income	47.78	29.80	60.34	44.28	7.90
Provision for investments	2.29	—	—	0.22	—
PROFIT BEFORE TAX	393.14	313.81	25.28	360.16	9.16
Provision for taxation	65.00	57.50	13.04	60.00	8.33
NET PROFIT AFTER TAX	328.14	256.31	28.02	300.16	9.32
EARNINGS PER SHARE (Equity shares, par value Rs.5/- each)
Basic	49.43	38.70	27.73	45.30	9.12
Diluted	48.54	38.22	27.00	44.92	8.06

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Profit and Loss Account summary for the Nine months ended

(non-consolidated as per Indian GAAP)

	in Rs. crore, except per share data

	December 31,			Year ended
			Growth	March 31,
Particulars	2003	2002	(%)	2003

INCOME
Software services and products
Overseas	3,401.93	2,552.93	33.26	3,543.51
Domestic	50.06	49.90	0.32	79.18
TOTAL INCOME	3,451.99	2,602.83	32.62	3,622.69
Software Development Expenses	1,805.42	1,283.50	40.66	1,813.30
GROSS PROFIT	1,646.57	1,319.33	24.80	1,809.39
Selling and marketing expenses	252.51	198.02	27.52	266.98
General and administration expenses	257.15	189.65	35.59	270.37
	509.66	387.67	31.47	537.35
OPERATING PROFIT (EBIDTA)	1,136.91	931.66	22.03	1,272.04
Interest	—	—	—	—
Depreciation and amortization	168.82	136.19	23.96	188.95
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	968.09	795.47	21.70	1,083.09
Other income	124.21	72.22	71.99	99.61
Provision for investments	8.88	23.76	(62.63)	23.77
PROFIT BEFORE TAX	1083.42	843.93	28.38	1,158.93
Provision for taxation	177.00	145.00	22.07	201.00
NET PROFIT AFTER TAX	906.42	698.93	29.69	957.93
EARNINGS PER SHARE (Equity shares, par value Rs.5/- each)
Basic	136.73	105.57	29.52	144.68
Diluted	135.43	104.70	29.35	143.37

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REVENUE BY GEOGRAPHICAL SEGMENT

				LTM	LTM
	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002	Dec 31, 2003	Dec 31, 2002
	%	%	%	%	%

North America	72.2	73.9	74.2	73.1	72.9
Europe	20.7	18.0	16.4	18.8	17.8
India	0.6	1.6	1.2	1.7	1.8
Rest of the world	6.5	6.5	8.2	6.4	7.5
Total	100.0	100.0	100.0	100.0	100.0

REVENUE BY SERVICE OFFERING

				LTM	LTM
	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002	Dec 31, 2003	Dec 31, 2002
	%	%	%	%	%

Development	24.2	25.2	32.8	26.9	32.2
Maintenance	31.5	31.6	27.9	29.3	29.1
Re-engineering	5.9	5.9	5.0	6.0	6.0
Package implementation	14.8	12.6	11.0	13.8	10.0
Consulting	3.6	3.4	4.5	3.8	4.3
Testing	5.9	6.0	3.5	5.1	3.2
Engineering services	2.1	2.1	2.4	2.3	2.7
Other services	9.4	10.4	8.6	9.4	7.9
Total services	97.4	97.2	95.7	96.6	95.4
Products	2.6	2.8	4.3	3.4	4.6
Total revenues	100.0	100.0	100.0	100.0	100.0

REVENUE BY PROJECT TYPE

				LTM	LTM
	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002	Dec 31, 2003	Dec 31, 2002
	%	%	%	%	%

Fixed Price	34.7	35.4	37.6	35.7	36.0
Time & Materials	65.3	64.6	62.4	64.3	64.0
Total	100.0	100.0	100.0	100.0	100.0

“LTM” - Last Twelve Months

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REVENUE BY INDUSTRY

				LTM	LTM
	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002	Dec 31, 2003	Dec 31, 2002
	%	%	%	%	%

Insurance, banking & financial services	37.7	38.9	37.7	37.8	37.7
Insurance	12.8	15.2	14.1	13.5	15.2
Banking & financial services	24.9	23.7	23.6	24.3	22.5
Manufacturing	14.2	15.0	17.2	14.9	17.0
Retail	12.1	11.7	11.7	11.6	11.8
Telecom	15.0	15.4	14.5	15.3	14.9
Energy & Utilities	3.3	3.0	2.6	3.3	2.5
Transportation & logistics	6.9	7.1	6.6	7.1	6.0
Others	10.8	8.9	9.7	10.0	10.1
Total	100.0	100.0	100.0	100.0	100.0

CLIENT DATA

	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002

Active Clients	357	347	315
Added during the quarter	30	29	23
Number of million dollar clients	130	119	99
Number of 5-million dollar clients	48	40	30
Number of 10-million dollar clients	22	22	14
Number of 20-million dollar clients	10	10	7
Number of 30-million dollar clients	6	5	3
Number of 40-million dollar clients	4	3	—
Number of 50-million dollar clients	2	—	—
Clients accounting for >5% of revenue	2	2	2
Revenue – top client	5.5%	6.6%	6.3%
Revenue – top 5 clients	22.8%	24.6%	23.8%
Revenue – top 10 clients	36.1%	37.9%	37.9%
Repeat business	92.1%	95.7%	89.7%
Account receivables – LTM (in days)	56	50	54

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EFFORT AND UTILIZATION

	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002

Effort – Services
Onsite	32.2%	32.6%	36.1%
Offshore	67.8%	67.4%	63.9%
Revenue – Services
Onsite	53.4%	54.1%	58.0%
Offshore	46.6%	45.9%	42.0%
Utilization
Including trainees	73.1%	74.3%	76.1%
Excluding trainees	82.5%	83.8%	82.2%

“LTM” - Last Twelve Months

PERSON MONTHS DATA

	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002

Onsite – Billed	12,978	11,873	9,634
Offshore – Billed	29,244	26,355	18,672
TOTAL - Billed	42,222	38,228	28,306
Non Billable	8,967	7,373	6,139
Trainee	6,607	5,836	2,756
Sales & Support	3,838	3,740	3,499
TOTAL	61,634	55,177	40,700

EMPLOYEE METRICS

	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002

Total Employees	21,809	19,120	14,058
S/W professionals	20,253	17,625	12,801
Billable	17,270	15,152	11,538
Banking Product Group	544	501	538
Trainees	2,439	1,972	725
Sales & Support	1,556	1,495	1,257
Gross Addition	3,179	2,595	1,133
Net Addition	2,689	2,025	948
Lateral Employees	545	328	272
Attrition % (LTM)	10.0	9.1	6.5

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INFRASTRUCTURE (as on Dec 31, 2003)

	Completed		Work in Progress
					Land
	Built-Up Area		Built-Up Area		acquired during
	(Sq Ft)	No. of Seats	(Sq Ft)	No. of Seats	the Qtr (acres)

Bangalore	16,24,836	9,152	4,00,000	3,500	—
Pune	5,89,647	3,626	—	—	—
Chennai	4,21,317	2,906	75,000	—	—
Hyderabad	3,17,000	1,645	2,45,000	2,170	19.70
Bhubaneshwar	1,89,000	1,200	95,000	800	20.89
Mangalore	1,98,000	1,077	—	—	—
Mysore (including ILI)*	4,18,450	634	4,50,000	850	—
Mohali	21,000	200	—	—	—
Trivandrum	22,000	220	—	—	—
Total	38,01,250	20,660	12,65,000	7,320	40.59

* Infosys Leadership Institute

Consolidated (Including Progeon)

	Dec 31, 2003	Sept 30, 2003	Dec 31, 2002

Total Employees	23,209	20,158	14.484
Gross Additions	3,667	2,845	1,290
Net Additions	3,051	2,181	1,087
Revenue (Rs. crore)	1,257.0	1,151.8	965.0
Net Profit After Tax (Rs. crore)	328.5	301.0	254.9

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Reconciliation of accounts as per Indian GAAP and US GAAP

	in Rs. Crore

	Three months ended	Year ended
	December 31, 2003	March 31, 2003

Consolidated Net Profit as per Indian GAAP	328.5	954.8
Amortization of deferred stock compensation	(3.1)	(23.2)
Deferred taxes	1.3	(0.9)
Gain on forward foreign exchange contracts	(3.8)	2.4
Net provision for investments	—	9.1
Others	(1.5)	—
Consolidated Net income as per US GAAP	321.4	942.2

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock on the grant date. In complying with this requirement, Infosys has charged to revenue under US GAAP an amount of Rs. 3.1 crore and Rs. 23.2 crore for the quarter ended December 31, 2003 and year ended March 31, 2003, respectively, as amortization of deferred stock compensation.

Gain on forward exchange contracts

Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement.

Net provision for investments

Under US GAAP recognition of unrealized gains on transfer of intellectual property rights is not permitted. Under Indian GAAP an amount of Rs. 9.1 crore was recognized during the year ended March 31, 2001. Provision has been made for this investment under Indian GAAP during the quarter ended September 30, 2002.

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